Exhibit 99.3

FELDMAN FINANCIAL ADVISORS, INC.

1001 CONNECTICUT AVENUE, NW • SUITE 840

WASHINGTON, DC 20036

202-467-6862 • (FAX) 202-467-6963

April 29, 2016

Board of Directors

Illinois Casualty Company

225 20th Street

Rock Island, Illinois 61201

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by certain policyholders and other eligible subscribers of Illinois Casualty Company (the “Company”), pursuant to the Plan of Conversion (the “Plan”) adopted by the Board of Directors of the Company, do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, the Company will convert from the mutual to stock form of organization, issue all of its capital stock to a newly formed holding company, ICC Holdings, Inc. (“ICC Holdings”), and ICC Holdings will offer shares of its common stock for sale in a subscription offering to all eligible subscribers. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered by ICC Holdings for sale in a community offering to members of the general public.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are legally nontransferable and of short duration, and provide the recipients the right only to purchase shares of common stock of ICC Holdings at a price equal to its aggregate estimated pro forma market value, which will be the same price to be paid for any unsubscribed shares by members of the general public in the community offering.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.